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                                                                 EXHIBIT (a)(1)

                               October 30, 2000

                                                           [JPS PACKAGING LOGO]
Dear Stockholder:

   We are pleased to inform you that JPS Packaging Company ("JPS") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Pechiney Plastic Packaging, Inc. ("PPPI") and JPS Acquisition Inc., a wholly-owned subsidiary of PPPI (the "Purchaser"), providing for the acquisition of JPS. Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer for all the outstanding shares of JPS common stock at $7.86 per share, net to the sellers in cash (the "Offer"). The Offer is conditioned upon, among other things, the tender of at least a majority of the outstanding shares on a fully diluted basis and applicable regulatory approvals.

   Following the successful completion of the Offer, the Purchaser will be merged into JPS (the "Merger"), and all shares not purchased pursuant to the Offer will be converted into the right to receive $7.86 per share in cash (without interest) in the Merger. As a result of the Merger, JPS will become a wholly-owned subsidiary of PPPI.

   After careful consideration, your board of directors unanimously approved the Merger Agreement, the Offer and the Merger, and determined that the Merger Agreement, and the transactions contemplated by it, including the Offer and the Merger, are fair to and in the best interests of JPS and its stockholders. The board of directors unanimously recommends that you accept the Offer and tender your shares pursuant to the Offer.

   In arriving at its recommendation, the board of directors considered a number of factors, as described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the written opinion of JPS' financial advisor, George K. Baum & Company, that as of the date of the opinion, the consideration to be received by JPS stockholders in the Offer and the Merger is fair from a financial point of view. A copy of the written opinion can be found in Appendix B to the Schedule 14D-9. You should read the opinion carefully.

   Also enclosed are the Purchaser's Offer to Purchase, dated October 30, 2000, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of the tender offer and provide instructions on how to tender your shares. We urge you to read the enclosed materials carefully in their entirety.

                                          Very truly yours,


[Signature Logo]
                                                     John T. Carper
                                              President and Chief Financial
                                                         Officer